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                             THOR INDUSTRIES, INC.
                                October 17, 1996

Dear Fellow Stockholders:

    We are pleased to inform you that your Board of Directors has approved an offer to purchase up to 500,000 shares of the Company's Common Stock, representing approximately 5.8% of the outstanding Common Stock as of October 16, 1996. This offer provides stockholders with an opportunity to sell some or all of their shares without the payment of any brokerage commissions or fees.

    Under the terms of the offer, the price paid for your shares will be between $24 and $26 per share. The offer is being made by means of a so-called "Dutch Auction", which permits you to select the cash price within the specified range at which you are willing to sell shares to the Company. The Company will determine the lowest single purchase price within that range that will enable it to buy 500,000 shares, assuming at least that many shares have been properly tendered. The Company will then pay that price for all shares properly tendered at or below that price, subject to possible proration. Any shares tendered by you which the company does not purchase will be returned to you.

    We believe that the purchase of shares is a good investment of the Company's available capital. It is consistent with our long-term goal of increasing stockholder value and we believe the purchase of undervalued shares should result in improved returns on capital and higher earnings per share over the long term.

    The maximum aggregate cost of the share repurchase would be approximately $13 million, which would be paid either from cash and cash equivalents, available borrowings under the Company's existing bank agreement or some combination thereof. The Company, as of October 16, 1996, had cash and cash equivalents of approximately $4 million and available borrowings of approximately $15.5 million under its line of credit agreement.

    Stockholders who own fewer than 100 shares should note that the offer represents an opportunity to sell their shares without having to pay commissions or odd lot discounts.

    Neither the Company nor its Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering shares. Unless extended by the Company, the offer will expire at 12:00 midnight, New York City time, on Thursday, November 14, 1996.

    The offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. We encourage you to read these materials carefully before making any decision in respect to the offer. Should you have any questions or need assistance in tendering your shares, please call D.F. King & Co., Inc., the Information Agent, toll free at (800) 829-6551.

                                          Wade F.B. Thompson
                                          Chairman, President and Chief
                                          Executive Officer